SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 12b-25

                        Notification of Late Filing

                                           Commission File Number:  000-08835
(Check one)

|  | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |X| Form 10-Q and Form 10-QSB      |  | Form N-SAR

 	For the period ended March 31, 1998

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant:	Taurus Entertainment Companies, Inc.

Former name if applicable:	Taurus Petroleum, Inc.

Address of principal
executive office:		16770 Hedgecroft, Suite 714

City, State and Zip Code:	Houston, Texas 77060
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PART II

RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III

NARRATIVE


State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the Company has not been able to complete the unaudited financial statements required to be included in the Form 10-QSB in order for the Form 10-QSB to be filed in a timely manner. One of the Company's facilities suffered fire damage on May 5, 1998, and as a result, a significant portion of management's efforts have been directed at remodeling activities in order to bring the facility back to a revenue-producing status. The fire damage was reported in a current report on Form 8-K dated May 5, 1998 and filed
May 11, 1998.

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PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Eric Langan		              (281) 820-1181
(Name)           	(Area Code)	(telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             |_| YES	|X| No

The Company has not yet filed by amendment the audited and pro forma financial statements related to the subject matter of a current report on Form 8-K dated December 31, 1997 and filed January 15, 1998.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             |X| YES	|  | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation for Form 12b-25 Part IV Item (3): The Company anticipates that its results of operations for the quarter ended March 31, 1998 will reflect revenue from operations and a profit before income taxes. The revenue from operations and a profit before income taxes reflects the Company's revenues related to the businesses and assets operated during the quarter to be reported but not operated in the corresponding period for the prior fiscal year. The results cannot be reasonably estimated because the Company has not been able to complete the unaudited financial statements required to be included in the Form 10-QSB, and therefore the Company at this time has no reasonable basis for making an estimate of the results.


Exhibits

None.

Taurus Entertainment Companies, Inc.
(Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     May 14, 1998			               	By /s/  Eric Langan
                                        __________________________________
                                        Eric Langan
                                        Chairman of the Board, President,
                                        and Chief Accounting Officer







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